Exhibit 99.5

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of Deputy General Manager and Chief Financial Officer

On 28 October 2020, Sinopec Shanghai Petrochemical Company Limited (the “Company”) held the third meeting of the tenth session of the Board of Directors (the “Board”) by means of a conference telephone. The board meeting was held in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company. The board meeting was presided over by Chairman Wu Haijun, and the Board considered and approved the resolutions on the appointment of Mr. Du Jun as the Deputy General Manager and Chief Financial Officer of the Company by 13 affirmative votes, and zero negative vote. None of the directors abstained from voting. Mr. Du Jun’s term of office will start from 28 October 2020 and end on the expiration of the tenth session of the Board.

The biography of Mr. Du Jun is set out below:

Mr. Du Jun, born in March 1970, started his career in 1990 and has successively served as Deputy Director of Finance Office and Deputy Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd.. From August 2004 to July 2007, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd.. From July 2007 to August 2012, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Company Limited. From August 2012 to August 2016, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From December 2015 to September 2020, he served as Supervisor of BASF-YPC Company Limited. From June 2016 to September 2020, he served as Director of Sinopec Yangzi Petrochemical Company Limited. From August 2016 to September 2020, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. Mr. Du Jun graduated from Southeast University with a bachelor’s degree in Industrial Corporate Management in 1990. He obtained a master’s degree in Business Administration (MBA) from Southeast University in 2004. He is a professor of accounting by professional title.

Save as disclosed above, Mr. Du does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company and does not hold any share of the Company or relevant shares. Mr. Du has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

The Board would like to welcome Mr. Du on his new appointment.

Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, and Mr. Gao Song, the independent non-executive directors of the Company, issued independent opinions on the resolutions on the appointment for the Deputy General Manager and Chief Financial Officer of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 28 October 2020

2